

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd.
2nd Floor
Celebration, FL 34747

>   **Re: La Rosa Holdings Corp.**
>   **Amendment No. 8 to Registration Statement on Form S-1**
>   **Filed May 19, 2023**
>   **File No. 333-264372**

Dear Joseph La Rosa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 8 to Registration Statement on Form S-1

Use of Proceeds, page 38

1.   You state that you will receive net proceeds of $2,791,000; however, based on the cover page table you will receive net proceeds of $4,600,000. Please revise here and on page 10.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 64

2.   The footnotes contained in Note 3. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the three-month period ending March 31, 2023, appear to detail the adjustments for the year ending December 31, 2022. Please clarify or revise.

Consolidated Statements of Equity (Deficit), page F-34

3.   Please tell us how you determined your Series A Preferred Stock should be classified as equity rather than as a liability. Refer to ASC 480-10-25-14(a).

Item 16. Exhibits and Financial Statement Schedules, page II-6

4.   In the legal opinion filed as exhibit 5.1, please have counsel also opine on the shares being sold for resale.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross David Carmel, Esq.